Commission File Number 001-31914
EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT OF PREMIUM INCOME
This announcement is made to publish the information on the unaudited accumulated premium income of the Company to be released on China Insurance Regulatory Commission (“CIRC”)’s website.
Reference is made to the Company’s announcement dated 27 August 2004.
The accumulated premium income of the Company for the period from 1 January 2011 to 30 September 2011 was about RMB264.2 billion. The figure is to be released on CIRC’s website at www.circ.gov.cn.
The above information on premium income is unaudited.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh
Hong Kong, 18 October 2011